(212) 455-2000


                                    January 24, 2000


                      Re: The Emerging Markets Income Fund II Inc
                          File No. 811-7686, Post-Effective Amendment No. 1

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

              We are writing in reference to The Emerging Markets Income Fund

II Inc (the "Fund").  We wish to withdraw the Fund's post-effective amendment

no. 1 to the registration statement on Form N-2 under the Securities Act of

1933 (File No. 811-7686) as filed with the Securities and Exchange Commission on October 10, 1996.

              If you should have any questions or comments regarding this matter, please call David A. Shevlin (212-455-3682) of this firm.

                                    Very truly yours,

                                    /s/Simpson Thacher & Bartlett
                                    --------------------------------------
                                    SIMPSON THACHER & BARTLETT



cc:  Keith O'Connell